UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 000-51625

CHINA LINEN TEXTILE INDUSTRY, LTD.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.               Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐ No ☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company’s revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles;  general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this report on Form 6-K references to:

“Bright” refers to our wholly owned subsidiary Bright International Group Co., Ltd., a Republic of Vanuatu corporation;

“China Linen,” “we,” “us,” “our,” “our company” or “the company” refer to China Linen Textile Industry, Ltd. (together with its subsidiaries and affiliated entities, including Bright, Creation and Lanxi Sunrise);

“Creation” refers to Creation International Development Investments Limited, an exempted company incorporated under the laws of the Cayman Islands that holds approximately 40.51% of our ordinary shares;

“dollars” or “$” refer to the legal currency of the United States;

“Lanxi Sunrise” or “PRC Subsidiary” refers to Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., a People’s Republic of China corporation of which Bright is a 95% holder and Mr. Gao Ren, our Chief Executive Officer and chairman, is a 5% holder;

“our ordinary shares” refers to the ordinary shares of the company, par value $0.002 per share;

“PRC” or “China” refer to the People’s Republic of China; and

“RMB” refers to Chinese Renminbi.

Results of Operations and Financial Condition.

Following this cover page are the unaudited consolidated financial results for the three-month and nine-month periods ended September 30, 2010 of China Linen Textile Industry, Ltd.  (the “Company”), which are followed by our management’s discussion thereof.

CHINA LINEN TEXTILE INDUSTRY, LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2010 and 2009

CHINA LINEN TEXTILE INDUSTRY, LTD.

TABLE OF CONTENTS

Page
Financial Statements
Condensed Consolidated Balance Sheets	1
Condensed Consolidated Statements of Operations	2
Condensed Consolidated Statements of Changes in Shareholders’ Equity	3
Condensed Consolidated Statements of Cash Flows	4 – 5
Notes to Condensed Consolidated Financial Statements	6 – 30

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

		September 30	December 31
Notes		2010	2009
		Unaudited	Audited
		$	$
ASSETS
Current assets
Cash and cash equivalents		4,357,753	2,320,656
Bank checks and commercial paper		-	1,921,610
Accounts receivable, net		15,566,624	8,762,516
Inventory		7,528,371	4,862,855
Prepaid expenses		2,883,591	2,183,219
Other receivables		354,351	100,165
Due from related parties	4	734,582	2,576,579
Governmental subsidy receivable		2,211,631	1,449,331
Deferred tax assets		214,593	228,794
Total current assets		33,851,496	24,405,725
Non-current assets
Property, plant and equipment, net	5	8,916,696	9,195,907
Land use right, net	6	408,673	408,134
Governmental subsidy receivable, non-current		2,173,599	1,882,593
Deferred tax assets, non-current		233,969	238,600
TOTAL ASSETS		45,584,433	36,130,959

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans	7	3,583,106	4,048,583
Accounts payable		4,646,420	2,565,188
Accrued expenses and other payables		1,359,534	1,101,571
Taxes payable		2,710,897	3,729,506
Deferred revenue		1,303,776	423,153
Deferred governmental subsidy		90,577	88,995
Due to related parties	8	-	74,888
Deferred tax liabilities		552,908	362,333
Total current liabilities		14,247,218	12,394,217
Non-current liabilities
Deferred governmental subsidy, non-current		1,928,112	1,792,482
Deferred tax liabilities, non-current		543,400	470,648
TOTAL LIABILITIES		16,718,730	14,657,347

STOCKHOLDER’S EQUITY
Common stock
$0.002 par value, 500,000,000 shares authorized;
20,215,003 shares and 20,200,003 shares issued
outstanding as of September 30, 2010 and December 31, 2009		42,304	42,274
Additional paid-in capital		3,119,586	3,093,816
Statutory reserves		1,593,559	1,593,559
Retained earnings		21,926,402	15,060,004
Accumulated other comprehensive income		2,183,852	1,683,959
TOTAL STOCKHOLDER’S EQUITY		28,865,703	21,473,612
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		45,584,433	36,130,959

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the nine months ended September 30, 2010 and 2009 (Stated in US Dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2010	2009	2010	2009
		$	$	$	$
Revenues
Net sales		14,017,497	6,697,133	31,616,522	20,570,248
Costs of goods sold		9,600,447	4,641,996	21,772,776	14,854,716
Gross profit	10	4,417,050	2,055,137	9,843,746	5,715,532
Operating expenses
Selling expenses		159,127	101,152	314,719	284,103
General and administrative expenses		578,828	98,035	1,383,809	341,228
Total operating expenses		737,955	199,187	1,698,528	625,331
Operating income		3,679,095	1,855,950	8,145,218	5,090,201
Other income (expense)
Interest income		64,671	62,760	161,689	188,220
Interest expense		(155,748)	(70,612)	(314,410)	(242,497)
Government subsidies		366,248	311,101	1,115,895	636,517
Other income (expense)		22,238	85,636	66,755	(4,723)
Total other income		297,409	388,885	1,029,929	557,517
Income before tax		3,976,504	2,244,835	9,175,147	5,667,718
Income tax	12	1,135,295	620,493	2,308,749	1,364,814
Net income		2,841,209	1,624,342	6,866,398	4,302,904
Other comprehensive income
Effects of foreign currency conversion		394,953	(50,376)	499,893	(15,239)
Comprehensive income		3,236,162	1,573,966	7,366,291	4,287,665

Basic and diluted earnings per share	11	0.141	0.081	0.340	0.214

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

	Common Stock	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balances at January 1, 2009 (Restated)	$42,074	$2,986,212	$1,019,595	$9,903,449	$1,651,810	$15,603,140
Shares contributed by shareholders as	200	107,604	-	-	-	107,804
Consideration for consulting services
Net income	-	-	-	5,730,519	-	5,730,519
Appropriation to statutory reserves	-	-	573,964	(573,964)	-	-
Other comprehensive income effects of foreign currency conversion	-	-	-	-	32,149	32,149
Balances at December 31, 2009 (Audited)	$42,274	$3,093,816	$1,593,559	$15,060,004	$1,683,959	$21,473,612

Balances at January 1, 2010 (Audited)	$42,274	$3,093,816	$1,593,559	$15,060,004	$1,683,959	$21,473,612
Share compensation for IR services	30	25,770		-	-	25,800
Net income	-	-	-	6,866,398	-	6,866,398
Other comprehensive income effects of foreign currency conversion	-	-	-	-	499,893	499,893
Balances at September 30, 2010 (Unaudited)	$42,304	$3,119,586	$1,593,559	$21,926,402	$2,183,852	$28,865,703

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the nine months ended September 30, 2010 and 2009 (Stated in US Dollars)

	Nine months ended
	September 30,
	2010	2009
Cash Flows from Operating Activities
Net income	$6,866,398	$4,302,904
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	445,214	331,481
Amortization	6,259	6,576
Deferred income taxes	271,182	(155,155)
Deferred government subsidy	103,538	(89,633)
Changes in:
Bank checks and commercial paper	1,920,220	(906,088)
Accounts receivable	(6,540,282)	(82,242)
Inventory	(2,538,376)	2,891,632
Prepaid expenses	(653,548)	(3,499,187)
Other receivables	(248,124)	(461,884)
Governmental subsidy, net	(979,609)	2,201,476
Accounts payable	2,002,735	1,074,871
Accrued expenses and other payables	234,065	393,140
Taxes payable	(1,062,960)	(4,182,968)
Deferred revenue	858,322	650,907
Due to/from related parties	1,778,049	9,965
Net cash provided by operating activities	2,463,083	$2,305,795

Cash Flows from Investing Activities
Purchase of property, plant and equipment	$(10,173)	$(148,865)
Net cash used in investing activities	$(10,173)	$(148,865)

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the nine months ended September 30, 2010 and 2009 (Stated in US Dollars)

	Nine months ended
	September 30,
	2010	2009
Cash Flows from Financing Activities
Proceeds from bank loans	$3,520,920	$4,031,787
Repayments of bank loans	(4,045,655)	(4,031,787)
Proceeds from paid-in capital	25,800	-
Decrease in loans from local government	-	(294,436)
Net cash used in financing activities	$(498,935)	$(294,436)

Increase in cash	1,953,975	1,862,494
Effects of foreign currency conversion on cash	83,122	1,353
Cash at beginning of period	2,320,656	10,674
Cash at end of period	$4,357,753	$1,874,521

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$314,410	$242,297
Income taxes	$2,308,749	$2,228,371

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Linen Textile Industry, Ltd. (the “Company”) is principally engaged in the business of production and distribution of various types of linen products, such as linen clothing, linen yarn, linen, and blending linen, etc.  The Company is also involved in consultation and research and development related to of linen technology and linen products.

The Company conducts its business activities through its operating subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”) which was incorporated in Lanxi County, Heilongjiang Province, the People's Republic of China (the "PRC") on June 11, 2002, as a limited liability company under the Company Law of PRC.  Lanxi Sunrise’s manufacturing facility is located in Lanxi County, Heilongjiang Province in the northeast section of the PRC near the city of Harbin.   Prior to the establishment of Lanxi Sunrise at this location as a privately owned business in June 2002, the manufacturing facility was operated as a government-owned business.

Bright International Group Co., Ltd. (“Bright”), incorporated in the Republic of Vanuatu on July 4, 2007, is an investment holding company with 95% equity ownership interest in Lanxi Sunrise.

2.	INFORMATION OF THE COMPANY

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000 as Aquasol Envirotech, Ltd.  The Company was formed to engage in the business of developing, acquiring and marketing water and waste water technology solutions.  The Company built a pilot facility in Squamish, British Columbia, Canada in 2001 and conducted limited operations to test its Bio Trap system for wastewater treatment and reuse.  The pilot facility was closed in 2001 after completion of the test, the Company ceased operations and became a shell company.

The Company entered into a share exchange transaction on July 9, 2008 as detailed below which resulted in a change of control of the Company.  This transaction was accounted for as a reverse merger whereby the historical financial statements and operations of the acquirer are included in the financial statements of the Company.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

2.	INFORMATION OF THE COMPANY (Continued)

Business Acquisition
On August 5, 2007, the owners of Lanxi Sunrise entered into a Share Purchase Agreement (the “Agreement”) with Bright on July 4, 2007.  Pursuant to the Agreement, the owners of Lanxi Sunrise agreed to transfer their 95% equity ownership interest to Bright for a cash consideration of $750,000 (RMB 5,700,000).  The remaining 5% equity ownership interest was kept by Mr. Ren Gao, majority owner and CEO of Lanxi Sunrise.  On April 8, 2008, the local government approved the transaction as indicated on the Lanxi Sunrise's new business license. Upon completion of the acquisition, Lanxi Sunrise became an enterprise with foreign investment in PRC and a 95%-owned subsidiary of Bright.  As Mr. Ren Gao is the beneficial owner of Bright and remained the sole owner of Lanxi Sunrise after the share purchase, this transaction was treated as reorganization in which Bright is a continuing entity of Lanxi Sunrise.

Reverse Acquisition
On July 9, 2008, the Company entered into a share exchange transaction with Bright in which the Company acquired all the issued and outstanding capital stock of Bright in return for the issuance of 18,963,005 shares of the Company’s common stock.  As a result of the transaction, Bright became a wholly owned subsidiary of the Company.  The transaction was accounted for as a reverse acquisition from accounting perspective since Bright has become the controlling shareholder of the Company after the share exchange transaction.  For accounting purpose, Bright is regarded as the acquirer while the Company before the reverse acquisition is deemed to have been acquired by Bright.  As a result, these consolidated financial statements have been prepared as a continuation of the consolidated financial statements of Bright.  In anticipation of completion of the Reverse Acquisition, the Company changed its name to China Linen Textile Industry, Ltd.

Share Split
On June 30, 2008, prior to completion of the Share Exchange transaction, the Company completed a 1:2 reverse split of its issued and outstanding common stock, thereby reducing the number of issued and outstanding shares from 2,273,995 to approximately 1,136,998.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of Consolidation
The accompanying consolidated financial statements include the accounts of the Company, Bright and Lanxi Sunrise, (hereafter, collectively referred to as “the Group”).  All significant intercompany accounts and transactions have been eliminated in consolidation.

Statement of Cash Flows
In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows from the Group’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Economic and Political Risks
The Group’s operations are conducted solely in the PRC.  There are significant risks associated with doing business in the PRC, among others, political, economic, legal and foreign currency exchange risks.  The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Use of Estimates
In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods.  These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation on useful lives of plant and machinery.  Actual results could differ from those estimates.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk
The Group sells its products primarily to PRC domestic customers. Credit is extended based on an evaluation of the customer's financial condition. At both September 30, 2010 and December 31, 2009, the major four customers accounted for approximately 46.8% and 98.8% of its accounts receivable balances respectively. Due to the longstanding nature of its relationships with these customers and contractual obligations, the Group is confident that it will recover these amounts. The Group establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and other information.

The Group maintains its cash and cash equivalents with high-quality institutions. Deposits held with banks in PRC may not be insured or exceed the amount of insurance provided on such deposits.

Property, plant and equipment
Property, plant and equipment, other than construction in progress, are stated at cost less depreciation and amortization and accumulated impairment loss.  Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.  Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the reporting period of disposition.

Depreciation of property, plant and equipment is calculated to written off the cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives.  The principal annual rates are as follows:

Leasehold land and buildings	20 years
Plant and machinery	14 years
Motor vehicles	5 years
Office equipment	3 years

Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for the Impairment of Long-Lived Assets
The Group adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Live Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  The Group periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Group believes that, as of September 30, 2010 and December 31, 2009, there were no significant impairments of its long-lived assets.

Land Use Right
All land is owned by the Government in the PRC. Enterprises and individuals can pay the State a fee to obtain a right to use land for commercial or residential purposes for an initial period of 50 or 70 years, respectively. The land use right can be sold, purchased, and exchanged in the market. The successor owner of the land use right will reduce the amount of time which has been consumed by the predecessor owner.

(1)	Land Use Right – Town East Street

In August 2006, Lanxi Sunrise obtained the land use right of a piece of land, approximately 11 acres, located in the Lanxi County, Heilongjiang Province for $333,321 (RMB 2,600,000). The land use right is for commercial use purposes for a 50-year period ended August 15, 2056. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method. Most of Lanxi Sunrise’s production facilities and headquarters are located on this land. The local government refunded the full amount of the purchase price of $333,321 (RMB 2,600,000) to Lanxi Sunrise, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Land Use Right (Continued)
(2)	Land Use Right – Lixin Street

In January 2005, Lanxi Sunrise obtained the land use right of two adjacent pieces of land, approximately 2 acres, also located in Lanxi County, Heilongjiang Province for $49,600 (RMB 400,000). The land use right is for commercial use purposes for a 50-year period ended December 29, 2054. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method. A portion of Lanxi Sunrise’s production facilities are located in these two pieces of land.

Revenue Recognition
Revenue represents the invoiced value of goods sold recognized upon the delivery of goods to customers. Revenue is recognized when all of the following criteria are met:
●	Persuasive evidence of an arrangement exists;
●	Delivery has occurred or services have been rendered;
●	The seller’s price to the buyer is fixed or determinable; and
●	Collectability is reasonably assured. Payments have been established.

The return policy of goods is recognized in actual basis when the goods sold were being returned by customer then the closing balance of the period/year is actually deducted by the increment of relevant cost of sales.  As the sales return rate is low and immaterial, no such provision is required to be made.

Foreign Currencies Transactions
The Company and Bright maintain its books and accounting records in USD, which is determined as the functional currency.  However, the functional currency of the Company’s subsidiary, Lanxi Sunrise, is in PRC currency “Renminbi” (“RMB”).  Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. Gain and losses resulting from foreign currency transactions are included in operations.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currencies Translation
For financial reporting purposes, the financial statements of the Group which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders’ equity.

	2010	2009
Nine Months end US$: RMB exchange rate as of September 30	6.6981	6.8376
Nine Months Average US$: RMB exchange rate	6.8164	6.8426

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Comprehensive Income
The Group has adopted ASC 220 “Comprehensive Income’’ which establishes the rules for the reporting of comprehensive income and its components.  Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statements of changes in owners' equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

Value-added Tax (VAT)
Sales revenue represents the invoiced value of goods, net of value-added tax (VAT). All of the Group’s products that are sold in PRC are subject to Chinese value-added tax at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid on purchases of raw materials included in the cost of producing the finished goods.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statutory Reserves
Pursuant to the applicable laws in PRC, PRC entities are required to make appropriations to three non-distributable reserve funds, the statutory surplus reserve, statutory public welfare fund, and discretionary surplus reserve, based on after-tax net earnings as determined in accordance with the PRC GAAP, after offsetting any prior years’ losses. Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net earnings until the reserve is equal to 50% of the entity's registered capital.

The Group has passed a resolution in January 2010 whereby Lanxi Sunrise will continue to allocate 10% of the after-tax net earnings to statutory surplus reserve despite the reserve having reached 50% of Lanxi Sunrise’s registered capital.  The allocation will be made at the end of each year.

Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax net earnings. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Beginning January 1, 2006, the Group has no further requirements to make appropriations to the statutory public welfare fund. The Group does not make appropriations to the discretionary surplus reserve fund.

The Group has contributed $573,964 to the statutory surplus reserve fund during the year of 2009. Statutory reserves consist of the followings:

	Statutory	Statutory	Total
	Surplus	Welfare	Statutory
	Reserve	Reserve	Reserves

Balance on January 1, 2009	$877,260	$142,335	$1,019,595

Contribution in 2009	573,964	-	573,964

Balance on December 31, 2009 and September 30, 2010	$1,451,224	$142,335	$1,593,559

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Party Transactions
For the purposes of these financial statements, parties are considered to be related if one party has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities. The Group’s relationships with related parties are described as follows:

Name	Relationship

Ren Gao	Majority owner and CEO of the Group

Heilongjiang Lanxi Linen Textile Co., Ltd.	One of the founders of Lanxi Sunrise until Mr. Ren Gao bought out its equity interest in Lanxi Sunrise on June 11, 2007.

Harbin Zhongyi Sunshine Linen Co., Ltd.	Under the control by Ren Gao

Harbin Sunshine Linen Textile Co., Ltd.	Under the control by Jun Gao*

* Jun Gao, the elder brother of Ren Gao, is considered as a related party of the Group.

(1) Due from/to Related Parties

The Group purchases raw materials from, sells finished goods to, and outsources some of its production to related parties. In addition, due to China foreign currency control and export and import license requirements, the Group engages related parties, Harbin Zhongyi Sunshine Linen Co., Ltd and Harbin Sunshine Linen Textile Co., Ltd., to act as the Group’s agents in importing raw materials and exporting products on similar terms with unrelated parties. Due from/to related parties derived from such transactions are disclosed separately from arm's length trading accounts receivable and payable. Cash flows from these activities are classified as cash flows from operating activities.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Party Transactions (Continued)
(2) Loans from Related Parties

Loans from related parties are interest-free short-term loans from Mr. Ren Gao, the majority owner of the Group to finance the Group’s operation. Cash flows from these activities are classified as cash flows from financing activities.

(3) Guarantee to a Related Party

The Company’s subsidiary, Lanxi Sunrise, has pledged the land use right of two pieces of land and the buildings attached, as collateral to provide guarantee for Harbin Sunshine Linen Textile Co., Ltd., which was a previous owner of Lanxi Sunrise and is majority owned and controlled by Mr. Ren Gao, the majority owner of the Group, to receive an import letter of credit with the maximum value is $959,700 (RMB 7,600,000) from the Harbin Zhaolin Branch of Bank of China. The period guaranteed is from April 11, 2006 to April 10, 2008. The Group incurred neither liability nor expense related to this guarantee. As at September 30, 2010 and December 31, 2009, the Group did not pledge any of its assets or provide any guarantees to related parties.

Income Taxes

The Group accounts for income taxes under ASC 740 “Income Taxes”, which method are called the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards.  Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income and comprehensive income in the periods that includes the enactment date.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Fair Value Measurements
In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value”. This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market.

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.

In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on our consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements
Effective July 1, 2009, the Company adopted FASB ASC 825-10-65 (formerly FASB Staff Position (“FSP”) No. FAS 107-1 and Accounting Principles Board 28-1, "Interim Disclosures about Fair Value of Financial Instruments"), which amends previous guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The adoption of FASB ASC 825-10-65 did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted FASB ASC 820-10-65 (formerly FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"), which provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability as well as guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-10-65 did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted FASB ASC 855-10 (formerly SFAS 165, “Subsequent Events”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Adoption of ASC 855-10 did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Updates (“ASU”) No. 2009-05 (“ASU 2009-05”), Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are  Level 1 fair value measurements.  The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)
In September 2009, the FASB issued ASU No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 — Financial Services — Investment Companies, as of the reporting entity’s measurement date. It also requires new disclosures, by major category of investments, about the attributes includes of investments within the scope of this amendment to the ASC. The provisions of ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Early application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence, vendor objective evidence or third-party evidence is unavailable. Prospective application of this new guidance for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this guidance on a retrospective basis. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)
In December 2009, the FASB issued ASU No. 2009-16 (“ASU 2009-16”), Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the Accounting Standards Codification (“ASC”), issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17 (“ASU 2009-17”), Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In March 2010, the FASB issued authoritative guidance on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The guidance will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

4.	DUE FROM RELATED PARTIES

Due from related parties consist of the followings:

Name of Related Parties	September 30,	December 31,
	2010	2009
Harbin Sunshine Linen Textile Co., Ltd.	$8,308	$515,479
Harbin Zhongyi Sunshine Linen Co., Ltd.	726,274	2,061,100
	$734,582	$2,576,579

5.	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	September 30,	December 31,
	2010	2009
Building and warehouses	$4,235,050	$4,161,061
Machinery and equipment	7,797,553	7,651,155
Office equipment and furniture	144,477	141,953
Motor vehicles	8,988	8,831
	$12,186,068	$11,963,000
Less: Accumulated depreciation	(3,345,037)	(2,841,436)
Subtotal	$8,841,031	$9,121,564
Idle fixed assets	68,155	66,964
Fixed assets to be disposed	7,510	7,379
Total	$8,916,696	$9,195,907

Depreciation expense charged to operations was $445,214 and $331,481 for the nine months ended September 30, 2010 and 2009, respectively.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

6.	LAND USE RIGHT

The following is a summary of land use right, less amortization:

	September 30,	December 31,
	2010	2009
Land use right	$447,888	$440,063
Less: Amortization	(39,215)	(31,929)
Land use right, net	$408,673	$408,134

Amortization expense charged to operations was $6,259 and $6,576 for the nine months ended September 30, 2010 and 2009, respectively.

7.	BANK LOANS

Bank loans consist of the following as of September 30, 2010:

Loan from Financial Institutions	Annual Interest Rate	Loan period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	6.903%	2/24/2010 – 2/23/2011	2,239,441	The Group's equipment
Lanxi Branch of Agriculture Bank of China	6.903%	3/22/2010 – 3/21/2011	1,343,665	and buildings
Total			$3,583,106

Interest expense charged to operations for these bank loans was $314,410 for the nine months ended September 30, 2010.  There was no default of bank loan or interest payments during the period.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

7.	BANK LOANS (Continued)

Bank loans consist of the following as of December 31, 2009:

Loan from Financial Institutions	Annual Interest Rate	Loan period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	6.903%	3/18/2009 – 3/17/2010	$968,139
Lanxi Branch of Agriculture Bank of China	6.903%	3/18/2009 – 3/17/2010	440,063	The Group's
Lanxi Branch of Agriculture Bank of China	6.903%	3/20/2009 – 3/19/2010	440,063	equipment
Lanxi Branch of Agriculture Bank of China	6.903%	3/23/2009 – 3/22/2010	1,320,190	and
Lanxi Branch of Agriculture Bank of China	6.903%	3/25/2009 – 3/24/2010	880,128	buildings
Total			$4,048,583

Three of the above bank loans were renewed in March 2010. There was no default of bank loan or interest payment during the year ended December 31, 2009.

8.	DUE TO RELATED PARTIES

Due to related parties consist of the followings:

	September 30,	December 31,
Name of Related Parties	2010	2009

Ren Gao	$-	$74,888

9.	RELATED PARTY TRANSACTIONS

	For the Nine Months Ended September 30,
	2010		2009
Transactions	Amount	Percentage of Total Similar Transactions	Amount	Percentage of Total Similar Transactions

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$183,528	0.6%	$4,156,254	20.2%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$2,169,850	6.9%	$464,878	2.3%

(a) Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$64,195	0.4%	$-	-

(b) Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$3,712,246	20.7%	$148,424	1.6%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

10.	SEGMENT BY PRODUCT AND CONCENTRATION

Segment by Product

Segment by Product	For the Nine Months Ended September 30, 2010
Major Product	Revenue	Cost of goods sold	Gross profit	Gross profit ratio	Percentage of Total Revenue

Linen fabric	$29,959,254	$20,536,744	$9,422,510	31.5%	94.8%
Linen yarn	1,657,268	1,236,032	421,236	25.4%	5.2%
Subcontracting linen fabric	-	-	-	-	-
Subcontracting linen yarn	-	-	-	-

Total	$31,616,522	$21,772,776	$9,843,746	31.1%	100%

Segment by Product

	For the Nine Months Ended September 30, 2009
Major Product	Revenue	Cost of goods sold	Gross profit	Gross profit ratio	Percentage of Total Revenue

Linen fabric	$19,020,423	$13,511,195	$5,509,228	29.0%	92.5%
Linen yarn	221,617	189,189	32,428	14.6%	1.1%
Subcontracting linen fabric	171,279	147,729	23,550	13.7%	0.8%
Subcontracting linen yarn	1,156,929	1,006,603	150,326	13.0%	5.6%

Total	$20,570,248	$14,854,716	$5,715,532	27.8%	100%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

10.	SEGMENT BY PRODUCT AND CONCENTRATION

Segment by Product (Continued)

Geographic Areas Information
All of the Group's assets exist mainly in the PRC.
The Group’s revenues were substantially derived from its operations therein for the year ended December 31, 2009 and before. In 2010, the Group has also distributed the linen and woven fabrics to customers in Italy, Turkey and Greece etc.  For the nine months ended September 30, 2010, the aggregate revenue arising from exports of the overseas markets contributed approximately 42% of the Group’s total revenue.

Major Customers
Major customers with sales over 5% of the Group’s total sales for the nine months ended September 30, 2010 and 2009 are summarized in the following:

	For the Nine Months Ended September 30,
	2010		2009
Major Customers	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue

Harbin Zhongyi Sunshine Linen Co., Ltd .	$2,169,850	6.9%	$464,878	2.3%
Harbin Sunshine Linen Textile Co., Ltd.	183,528	0.6%	4,156,254	20.2%
Four/three unrelated customers	15,807,556	50.0%	15,946,132	77.5%

Total	$18,160,934	57.5%	$20,567,264	99.9%

Major Suppliers
The Group has a diversified supplier line. There were a few major suppliers for the nine months ended September 30, 2010 and 2009 which the Group purchased over 5% of the Group’s total purchase, as summarized in the following:

	For the Nine Months Ended September 30,
	2010		2009
Major Suppliers	Purchase	Percentage of Total Purchase	Purchase	Percentage of Total Purchase

Harbin Zhongyi Sunshine Linen Co., Ltd.	$3,712,246	20.7%	$148,424	1.6%
Three unrelated suppliers	7,505,610	41.9%	6,934,590	75%
Total	$11,217,856	62.6%	$7,083,014	76.6%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

11.	EARNINGS PER SHARE

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Net income for basic and diluted earnings per share	$2,841,209	$1,624,342	$6,866,398	$4,302,904
Weighted average number of shares	20,215,003	20,100,003	20,212,091	20,100,003
Basic and diluted earnings per share	$0.141	$0.081	$0.340	$0.214

12.	INCOME TAX

The Group is subject to income taxes on an entity basis, that is, on income arising in or derived from the tax jurisdiction in which the entity is domiciled.

The income tax on consolidated statements of operation represented the provision of income taxes for the operating subsidiary, Lanxi Sunrise only. No provision for the Company and Bright has been made as both companies have no operation nor assessable profits for the nine months ended September 30, 2010 and 2009.

All Chinese enterprises are governed by the PRC Income Tax Law and various local income tax laws, pursuant to which a company generally is subject to an income tax at an effective rate of 25% on income as reported in its statutory financial statements after appropriate tax adjustments.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

12.	INCOME TAX (Continued)

The provision for income taxes consists of the followings:

	For the Nine Months Ended September 30,
	2010	2009
Current Income Tax	$2,956,495	$1,482,517
Deferred Income Tax	(647,746)	(117,703)
Income Tax	$2,308,749	$1,364,814

The components of net deferred tax liabilities are as follows:

	September 30,	December 31,
	2010	2009
Deferred tax assets:
Accrued Pension	$26,197	$25,739
Accrued Expenses	52,488	17,950
Bad Debt Allowance	126,017	175,387
Fixed assets provision	34,696	34,090
Deferred Subsidy Income	209,164	214,228
Total deferred tax assets	$448,562	$467,394
Deferred tax liabilities:
Subsidy Receivable	$(1,096,308)	$(832,981)
Net deferred tax liabilities	$(647,746)	$(365,587)

Reported as:
Current deferred tax assets	$214,593	$228,794
Current deferred tax liabilities	(552,908)	(362,333)
Non-current deferred tax assets	233,969	238,600
Non-current deferred tax liabilities	(543,400)	(470,648)
Net deferred taxes	$(647,746)	$(365,587)

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

12.	INCOME TAX (Continued)

The effective tax rate differed from the statutory income tax rate is as follows:

	September 30,	December 31,
	2010	2009
China statutory income tax rate Effect of:	25%	25%
Non-assessable income and deductible expense	-	(0.1)%
Effective Tax Rate	25%	24.9%

13.	STOCK COMPENSATION FOR SERVICES

Lanxi Sunrise entered into an Advisory Agreement with Mid-Continental Securities Corp. on March 30, 2007.  Pursuant to that agreement, Mid-Continental Securities Corp, or its designees, was entitled to receive a total of 804,000 shares of the Company as compensation for services after the reverse merger.  Such shares were transferred to Mid-Continental Securities Corp. by some shareholders of the Company in 2008. The Company has accounted for this as a contribution of capital by its shareholders and recorded a charge to operations as general and administrative expense in the amount of $844,200 for the year ended December 31, 2008. Such shares were valued based on the closing market price of $1.05 per share at the date of transfer.

On November 14, 2009, the Company signed an agreement with an investor relations company to authorize the issuance of 100,000 shares of common stock to for services to be provided to the Company from November 16, 2009 through November 15, 2010. The shares were valued at $107,804 and during the year ended December 31, 2009, the Company recorded general and administrative expense of approximately $9,000 related to the agreement.

On February 23, 2010, the Board of Directors authorized the issuance of 15,000 shares of common stock to the above investor relations company pursuant to the supplement agreement of the above one dated November 14, 2009. The shares were valued at $25,800 and during the period ended March 31, 2010, the Company recorded it in general and administrative expense.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

14.	COMMITMENTS AND CONTINGENCIES

PRC’s Political and Economic System
The Group faces a number of risks and challenges not typically associated with companies in North America and Western Europe, since its assets exist mainly in the PRC, and its revenues are derived from its operations therein. The PRC is a developing country with an early stage market economic system, overshadowed by the state. Its political and economic systems are very different from the more developed countries and are in a state of change. The PRC also faces many social, economic and political challenges that may produce major shocks and instabilities and even crises, in both its domestic arena and in its relationships with other countries, including the United States. Such shocks, instabilities and crises may in turn significantly and negatively affect the Group’s performance.

Environmental
In the ordinary course of its business, the Group is subject to numerous environmental laws and regulations covering compliance matters or imposing liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances. Currently, the Group's environmental compliance costs principally include the routine inspection fees paid to the local environmental department. These amounts are immaterial to the Group's operating costs. However, future extension of its production line or changes in the environmental laws and regulations may significantly increase its environmental compliance costs and therefore have a material adverse effect on the Group’s financial position and results of operations. Also, any failure by the Group to adequately comply with such laws and regulations could subject the Group to significant future liabilities.

Governmental Control of Currency Conversion
The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group receives most of its revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict the Group’s ability to remit sufficient foreign currency to satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and December 31, 2009 (Stated in US Dollars)

14.	COMMITMENTS AND CONTINGENCIES (Continued)

Governmental Control of Currency Conversion (Continued)
The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents the Group from obtaining sufficient foreign currency to satisfy its currency demands, the Group may not be able to pay certain of its expenses as they come due.

Operating Lease
The Group leases certain production equipment from an unrelated third party for its production line of yarn forming. The lease agreement is renewed on an annual base. The fair value of this equipment is approximately $1,634,000 (RMB 11,140,000). The annual rent is $165,138 (RMB 1,125,600), payable quarterly, and is included in costs of goods sold. The leased equipment is essential to production and the ability to renew the lease will significantly affect the Group's performance.

Capital Commitment
Contractual commitments for capital expenditure approximated $960,248 (RMB 6,431,840) relating to the construction of sewage facilities and acquisition of equipment as of September 30, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

China Linen Textile Industry, Ltd. (“Company,” “we,” “us,” “our,” or “our company”) is an exempted company incorporated under the Companies Law (1998 Revision) of the Cayman Islands on February 3, 2000.

We are an exempted company incorporated under the Companies Law (1998 Revision) of the Cayman Islands on February 3, 2000 as Aquasol Envirotech, Ltd. On June 9, 2008, we changed our name to China Linen Textile Industry, Ltd. On July 9, 2008, we acquired all of the shares of capital stock of Bright International Group Co., Ltd., or “Bright,” from its shareholders in exchange for the issuance of 18,963,005 of our ordinary shares and Bright became our wholly owned subsidiary. Through Bright, which is the registered beneficial owner of 95% of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., or “Lanxi Sunrise,” we are engaged in research, production and sales of linen textile products. Mr. Ren Gao, our chief executive officer and chairman, is the owner of the remaining 5% of Lanxi Sunrise.

The linen industry chain involves a 5-step process including (i) fiber production; (ii) yarn spinning; (iii) fabric weaving; (iv) bleaching; and (v) dyeing and finishing. Our current operations are focused on only two of the steps in this process, yarn spinning and fabric weaving. In the future, we plan to expand our operations to other segments of the industry chain including dyeing and finishing and the production of its own supply of flax.

We import flax primarily from France, Belgium and Egypt. The raw flax is put through a multi-step process at our manufacturing facility to make yarn. A portion of the yarn is sold to customers and a portion is used by us to weave various types of linen cloth. Our primary products include flax yarn, linen fabric, gray linen fabric, linen/cotton interwoven fabric and linen/rayon interwoven fabric.

We operate one yarn-spinning factory and two weaving factories at our facility in Lanxi County, PRC. The main products we produce at this facility are linen yarn and linen fabric. We also design and produce other linen fabrics in various specifications requested by our customers including linen fabric, interwoven or blended fabrics including both cotton/linen blend and a rayon/linen blend, semi-bleached fabric, piece-dyed fabric and jacquard fabric.

In our yarn-spinning factory, we process raw flax into yarn through an automated multi-step process. The annual production capacity of our yarn-spinning factory is approximately 1,600 tons of pure semi-bleached linen yarn and gray yarn in various specifications. Our two fabric-weaving factories have an annual production capacity of approximately 8 million meters of fabric including linen gray fabric, linen fabric, blended or interwoven fabric such as cotton/linen and rayon/linen blends, and semi-bleached linen fabric. The revenue for sales of linen fabric accounted for 89% and linen yarn accounted for 11% of our sales revenue in the third quarter of 2010.

We do not currently have our own yarn-dying facility. We subcontract this portion of the production process when required by customer specifications.

Our products and services are divided into four principal groups:

Linen Fabric

We can produce over 100 types of linen fabric. We mainly produce linen gray fabric and semi-bleached fabric. Linen fabric is produced by arranging the flax yarn both horizontally and vertically on the loom during the production process. Linen gray fabric is the main raw material for dyeing and finishing plants. In the future, we plan to expand our production of linen fabric in order to accomplish our development strategy.

 Linen Yarn

Linen yarn is thin and long, which has tensile strength and flexibility due to being twisted through several processes. Linen yarn is an unfinished product in linen textile industry, and is a main raw material for weaving. Linen yarn is supplied to weaving mills to process into fabric. There are over 50 types of yarn produced by our company, which are mainly used by us for weaving fabric. In the future, we plan to increase our production capacity of linen yarn in order to accomplish our development strategy.

Linen Fabric Processing

We have a subcontracting business that processes linen yarn provided by other factories into linen fabric by using our weaving machines, for which we charge a processing fee. In the third quarter of 2010, we did not accept any subcontracting business for linen fabric processing because we were operating at maximum capacity and were unable to meet demand from our own customers. Although we intend to continue this line of business, it will not be our primary source of revenue or focus and is not part of our long-term growth strategy.

Linen Yarn Processing

We have a subcontracting business that processes flax provided by other factories into linen yarn by using our weaving machines, for which we charge a processing fee. In the third quarter of 2010, we did not accept any subcontracting business for linen yarn processing because we were operating at maximum capacity and were unable to meet own demand from our own customers. Although we intend to continue this line of business, it will not be our primary source of revenue or focus and is not part of our long-term growth strategy.

Distribution and Marketing

Both the import of raw materials and the export of finished goods are partially done through Agency Agreements with Harbin Zhongyi Sunshine Linen Co., Ltd. (“Harbin Zhongyi”) and Harbin Sunshine Linen Textile Co., Ltd. (“Harbin Sunshine”), our affiliates, which are controlled by Gao Ren, our chief executive officer and chairman. Under the terms of the Agency Agreements, Harbin Zhongyi and Harbin Sunshine purchase and import flax on our behalf and resell it to us at a price equal to cost plus 6%. Harbin Zhongyi and Harbin Sunshine also act as our agents for export of finished goods, but do not charge a fee as part of the export process. Accordingly, finished goods to be exported are sold to Harbin Zhongyi and Harbin Sunshine at a price equal to the price to be paid by the overseas buyer of the goods.

Harbin Zhongyi was established in 2006 and Harbin Sunshine was established in 1997, engaging in the import/export business and having special licenses from the central government of the PRC which allow them to take advantage of waivers of import/export taxes created to encourage business development in certain areas of northeast China. By importing raw materials and exporting finished goods through Harbin Zhongyi and Harbin Sunshine, we are able to benefit from the special licenses held by Harbin Zhongyi and Harbin Sunshine. In the process of distributing finished goods, we also benefit from our Agency Agreements with Harbin Zhongyi and Harbin Sunshine by taking advantage of long-term customer contacts established by Harbin Zhongyi and Harbin Sunshine.

RESULTS OF OPERATIONS

Three Months ended September 30, 2010 as compared to the Three Months ended September 30, 2009

Overview

	Period ended September 30
	2010	2009	Change in	%of
	US$	US$	US$	Change
	2010	2009
Revenues	14,017,497	6,697,133	7,320,364	109.3%
Costs of goods sold	9,600,447	4,641,996	4,958,451	106.8%
Gross profit	4,417,050	2,055,137	2,361,913	114.9%
GP Ratio	31.5%	30.7%	0.8%	2.7%
Operating expenses			-
Selling expenses	159,127	101,152	57,975	57.3%
General and administrative expenses	578,828	98,035	480,793	490.4%
Total operating expenses	737,955	199,187	538,768	270.5%
Operating income	3,679,095	1,855,950	1,823,145	98.2%
Other income (expense)			-
Interest income	64,671	62,760	1,911	3.0%
Interest expense	(155,748)	(70,612)	(85,136)	120.6%
Government subsidies	366,248	311,101	55,147	17.7%
Other income (expense)	22,238	85,636	(63,398)	-74.0%
Total other income	297,409	388,885	(91,476)	-23.5%
Income before tax	3,976,504	2,244,835	1,731,669	77.1%
Income tax	1,135,295	620,493	514,802	83.0%
Net income	2,841,209	1,624,342	1,216,867	74.9%
Other comprehensive income
Effects of foreign currency conversion	394,953	(50,376)	445,329	-884.0%
Comprehensive income	3,236,162	1,573,966	1,662,196	105.6%

Three Months ended September 30, 2010 as compared to the Three Months ended September 30, 2009

Overview

The Company is mainly engaged in producing linen products. The Company mainly sells linen yarn, linen gray fabric, bleached fabric, and piece dyed fabric. Among them, some products need to be processed by third parties and purchased from third parties. The sales are divided into direct sales and agency sales.

Revenues

The following table sets forth the revenues generated from each of our products, both in absolute amount and as a percentage of total revenues for the period indicated.

Segment by Product

		For the Three Months Ended September 30, 2010
Major Product	Revenue	Cost of goods sold	Gross profit	Gross profit ratio	Percentage of Total Revenue

Linen fabric	$12,473,932	8,450,220	4,023,712	32.3%	89.0%
Linen yarn	1,543,565	1,150,227	393,338	25.5%	11.0%
Subcontracting linen fabric	-0-	-0-	-0-	-0-	-0-
Subcontracting linen yarn	-0-	-0-	-0-	-0-	-0-
Total	$14,017,497	9,600,447	4,417,050	31.5%	100%

	For the Three Months Ended September 30, 2009
Major Product	Revenue	Cost of goods sold	Gross profit	Gross profit Ratio	Percentage of Total Revenue

Linen fabric	$5,914,038	3,990,965	1,923,073	32.5%	88.3%
Linen yarn	166,177	144,713	21,464	12.9%	2.5%
Subcontracting linen fabric	108,290	89,762	18,528	17.1%	1.6%
Subcontracting linen yarn	508,628	416,556	92,072	18.1%	7.6%
Total	$6,697,133	4,641,996	2,055,137	30.7%	100%

Our revenues during the three months ended September 30, 2010 increased by $7,320,364 (109.3%) as compared with the three months ended September 30, 2009, primarily resulting from a $6,559,894 or 110.9% increase in sales of linen fabric from $5,914,038 for the three months ended September 30, 2009 to $12,473,932 for the three months ended September 30, 2010. The increase in sales of our linen fabric can be attributed to our increased efforts in marketing such fabric. Additionally we also increased the distribution channels for linen yarn which resulted in sales of $1,543,565 or 11% of our revenue for the three months ended September 30, 2010 as compared to only $166,177 or 2.5% of our sales revenue for the three months ended September 30, 2009.

We had no subcontracting business to process linen fabric or linen yarn for other companies during the three months ended September 30, 2010 compared to revenues of $108,290 and $508,528 for processing linen fabric and linen yarn, respectively for other companies for the same period in 2009. We expanded our distribution channels and marketing efforts during this quarter and as a result, our production was operating at maximum capacity due to increased demand for our products from our own customers. Consequently we did not have spare capacity to accept any subcontracting business. If demand for our products continues, we plan to manufacture products only for ourselves.

Cost of Goods Sold

	Three months ended September 30, 2010		Three months ended September 30, 2009
Product Group	Amount	% of Goods Sold	Amount	% of Goods Sold
Linen fabric	$8,450,220	88.0%	3,990,965	86.0%
Linen yarn	1,150,227	12.0%	144,713	3.1%
Subcontracting linen fabric	-0-	-0-	89,762	1.9%
Subcontracting linen yarn	-0-	-0-	416,556	9.0%
Total	$9,600,447	100%	4,641,996	100%

Cost of goods sold increased from $ 4,641,996 for the three months ended September 30, 2009 to $9,600,447 for the three months ended September 30, 2010, representing an increase of $4,958,451 or 106.8%. The increase in cost of goods sold was primarily attributable to the increase in sales.

Gross Profit

Product Group	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Increase/ (Decrease)	% Increase/ % (Decrease)
Linen fabric	$4,023,712	1,923,073	2,100,639	109.2%
Linen yarn	393,338	21,464	371,874	1,732.5%
Subcontracting linen fabric	-0-	18,528	(18,528)	-0-
Subcontracting linen yarn	-0-	92,072	(92,072)	-0-
Total	$4,417,050	2,055,137	2,361,913	114.9%

Gross profit increased by $ 2,361,913, or approximately 114.9%, for the three months ended September 30, 2010 as compared to the same period in 2009. The gross profit with respect to the increase in gross profit of linen fabric increased by $2,100,639, driving the overall growth of gross profit up for the third quarter of 2010.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2010 were $578,828, representing an increase of $480,793, as compared to the same period in 2009. This increase was mainly due to an increase of $216,641 in legal and accounting fees in connection with our public company compliance efforts. In addition, service fees of our investor relations firm also increased by$ 56,169.

Other income
	Three months ended September 30,
	2010	2009
Interest income	64,671	62,760
Interest expense	(155,748)	(70,612)
Government subsidies	366,248	311,101
Other income (expense)	22,238	85,636
Total other income (expenses)	297,409	388,885

Total other income totaled $297,409, for the three months ended September 30, 2010, as compared to $388,885 of other income in the same period of 2009, representing a decrease of $91,476, or approximately 23.5%. This decrease is mainly due to an increase of $85,136 in interest expense paid by in the third quarter of 2010 as compared to the same period in 2009. The increase in interest expense was a result of foreign currency conversion due to changes in exchange rates.

Interest Expense

Interest expense was $155,748 for the three months ended September 30, 2010, which increased by $85,136, as compared to the same period in 2009. The increase was mainly attributable to foreign currency conversion resulting from changes in the applicable exchange rates.

Income Tax

Income tax was $1,135,295 for the third quarter of 2010. Income tax increased by $ 514,802 as compared to the same period in 2009. The increase of income tax was primarily attributable to an increase of $1,731,669 in income before tax.

Net Income

Net income was $2,841,209 for the third quarter of 2010. Net income increased by $1,216,867 or approximately 74.9% as compared to the same period in 2009. The increase in net income was primarily attributable to an increase of $7,320,364 in revenue as compared to the same period in 2009. Income before tax increased by $1,731,669 for the three months ended September 30, 2010, as compared to the same period in 2009, which was primarily attributable to an increase of $ 2,361,913 in gross profit.

Nine months ended September 30, 2010 as compared to Nine months ended September 30, 2009

Overview

	Period ended September 30
	2010	2009	Change in	％of
	US$	US$		Change
Revenue	31,616,522	20,570,248	11,046,274	53.7%
Costs of goods sold	21,772,776	14,854,716	6,918,060	46.6%
Gross profit	9,843,746	5,715,532	4,128,214	72.2%
GP Ratio	31.1%	27.8%	3.3%	11.9%
Operating expenses
Selling expenses	314,719	284,103	30,616	10.8%
General and administrative expenses	1,383,809	341,228	1,042,581	305.5%
Total operating expenses	1,698,528	625,331	1,073,197	171.6%
Operating income	8,145,218	5,090,201	3,055,017	60.0%
Other income (expense)
Interest income	161,689	188,220	(26,531)	-14.1%
Interest expense	(314,410)	(242,497)	(71,913)	29.7%
Government subsidies	1,115,895	636,517	479,378	75.3%
Other income (expense)	66,755	(4,723)	71,478	-1,513.4%
Total other income	1,029,929	557,517	472,412	84.7%
Income before tax	9,175,147	5,667,718	3,507,429	61.9%
Income tax	2,308,749	1,364,814	943,935	69.2%
Net income	6,866,398	4,302,904	2,563,494	59.6%
Other comprehensive income
Effects of foreign currency conversion	499,893	(15,239)	515,132	-3,380.4%
Comprehensive income	7,366,291	4,287,665	3,078,626	71.8%

Nine Months ended September 30, 2010 as compared to the Nine Months ended September 30, 2009

Revenues

The following table sets forth the revenues generated from each of our products, both in absolute amount and as a percentage of total revenues for the period indicated.

Segment by Product	For the Nine Months Ended September 30, 2010
Major Product	Revenue	Cost of goods sold	Gross profit	Gross profit ratio	Percentage of Total Revenue
Linen fabric	$29,959,254	20,536,744	9,422,510	31.5%	94.8%
Linen yarn	1,657,268	1,236,032	421,236	25.4%	5.2%
Subcontracting linen fabric	-0-	-0-	-0-	-0-	-0-
Subcontracting linen yarn	-0-	-0-	-0-	-0-	-0-
Total	$31,616,522	$21,772,776	$9,843,746	31.1%	100%

Segment by Product	For the Nine Months Ended September 30, 2009
Major Product	Revenue	Cost of goods sold	Gross profit	Gross profit ratio	Percentage of Total Revenue
Linen fabric	$19,020,423	13,511,195	5,509,228	29.0%	92.5%
Linen yarn	221,617	189,189	32,428	14.6%	1.1%
Subcontracting linen fabric	171,279	147,729	23,550	13.7%	0.8%
Subcontracting linen yarn	1,156,929	1,006,603	150,326	13.0%	5.6%
Total	$20,570,248	14,854,716	5,715,532	27.8%	100%

Our revenues during the nine months ended September 30, 2010 increased by approximately $11 million or 53.7% as compared with the nine months ended September 30, 2009, primarily resulting from a 57.5% increase in sales of linen fabric of approximately $10.9 million. The increase in sales of our linen fabric can be attributed to our increased efforts in marketing such fabric. Additionally we also increased the distribution channels for linen yarn which resulted in sales of $1,657,268 for the nine months ended September 30, 2010 as compared to only $221,617 for the nine months ended September 30, 2009 ..

We had no subcontracting business to process linen fabric or linen yarn for other companies during the nine months ended September 30, 2010 compared to revenues of $171,279 and $1,156,929 for processing linen fabric and linen yarn, respectively for other companies for the same period in 2009. We expanded our distribution channels and marketing efforts during this period and as a result, our production was operating at maximum capacity due to increased demand for our products from our own customers. Consequently we did not have spare capacity to accept any subcontracting business. If demand for our products continues, we plan to manufacture products only for ourselves.

Cost of Goods Sold

	Nine Months ended September 30, 2010		Nine Months ended September 30, 2009
Product Group	Amount	% of Goods Sold	Amount	% of Goods Sold
Linen fabric	$20,536,744	94.3%	13,511,195	91.0%
Linen yarn	1,236,032	5.7%	189,189	1.3%
Subcontracting linen fabric	-0-	-0-	147,729	1.0%
Subcontracting linen yarn	-0-	-0-	1,006,603	6.8%
Total Cost of Goods Sold	$21,772,776	100%	14,854,716	100%

Cost of goods sold increased from $14,854,716 for the nine months ended September 30, 2009 to $21,772,776 for the nine months ended September 30, 2010, representing an increase of $6,918,060(46.6%). The increase in cost of goods sold was primarily attributable to the increase in sales.

Gross Profit

Product Group	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Increase/ (Decrease)	% Increase/ % (Decrease)
Linen fabric	$9,422,510	5,509,228	3,913,282	71.0%
Linen yarn	421,236	32,428	388,808	1199.0%
Subcontracting linen fabric	-0-	23,550	(23,550)	(100.0)%
Subcontracting linen yarn	-0-	150,326	(150,326)	(100.0)%
Total Gross Profit	$9,843,746	5,715,532	4,128,214	72.2%

Gross profit increased by $4,128,214, or approximately 72.2% to $9,843,746 for the nine months ended September 30, 2010 as compared to $5,715,532 for the same period in 2009. The gross profit with respect to the increase in gross profit of linen fabric increased by $3,913,282 resulting from the sales volume of linen, driving the overall growth of gross profit up for the nine months ended September 30, 2010.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2010 were $1,383,809, representing an increase of $1,042,581 as compared to the same period in 2009. This increase was mainly due to an increase of $639,213 in our public company compliance efforts, including an increase of $471,497 in legal and accounting fees, and an increase of $167,716 in service fees of our investor relations firm. Travel expenses increased by $68,500. Other expenses increased by $70,800. Power heating expenses increased by $ 26,500, and the maintenance expenses of the plant area increased by $15,000.

Other income

	Nine months ended September 30,
	2010	2009
Interest income	161,689	188,220
Interest expense	(314,410)	(242,497)
Government subsidies	1,115,895	636,517
Other income (expense)	66,755	(4,723)
Total other income	1,029,929	557,517

Other income totaled $1,029,929 for the nine months ended September 30, 2010, as compared to $557,517 for the same period of 2009, representing an increase of $472,412, or approximately 84.7%. This increase is mainly due to an increase of $479,378 in government subsidies received by us in the nine months ended September 30, 2010, as compared to the same period in 2009.

Interest Expense

Interest expense was $314,410 for the nine months ended September 30, 2010, which increased by $71,913, as compared to the same period in 2009. The increase was mainly attributed by foreign currency conversion resulting from changes in applicable exchange rates.

Income Tax

Income tax was $2,308,749 for the nine months ended September 30, 2010. Income tax increased by $943,935 as compared to the same period in 2009. The increase in income tax was primarily attributable to an increase of $3,507,429 in income before tax.

 Net Income

Net income was $6,866,398 for the nine months ended September 30, 2010. Net income increased by $2,563,494 or 59.6% as compared to the same period in 2009. The increase in net income was primarily attributable to an increase of $ 11,046,274 in revenue as compared to the same period in 2009.Income before tax increased by $3,507,429 for the nine months ended September 30, 2010, as compared to the same period in 2009, which was primarily attributable to an increase of $4,128,214 in gross profit.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2010, we had cash and cash equivalents of $4,357,753 and total current assets of $33,851,496. Management believes we have sufficient cash and current assets to fund current operations for the foreseeable future. As of September 30, 2010, we had a working capital surplus of $19,604,278. We anticipate that the combination of our sales and collection of accounts receivables, customer deposits and proceeds from bank and shareholder loans will generate sufficient cash flow to sustain our working capital needs.

As of September 30, 2010, we had outstanding loans from the Agricultural Bank of China equal to $3,583,106with an annual interest rate of 6.903%. As of December 31, 2009, we had outstanding loans from the Agricultural Bank of China equal to $4,048,583 with an annual interest rate of 6.903%. These bank loans are collateralized by our buildings and equipment.

As of September30, 2010, we had prepaid expenses of $2,883,591compared with $2,183,219 as of December 31, 2009. This increase is primarily due to a deposit for machinery and other equipment that will be used to increase our production capacity. As of September 30, 2010, the total outstanding payments due on such machinery and equipment were $960,248.

Inventory increased from $4,862,855 as of December 31, 2009 to $7,528,371 as of September 30, 2010 as the Company purchased more raw materials to meet future sales orders.

Taxes payable decreased from $3,729,506 as of December 31, 2009 to $2,710,897 as of September 30, 2010. This decrease is due to the payment of taxes for 2007 during the nine months ended September 30, 2010.

The following chart illustrates the percentage of accounts receivable attributable to our five largest customers in the nine months ended September 30, 2010.

Customers	Percentage of Revenue	Percentage of Accounts Receivable
PETA D.O.O.R.F.	15.79%	10.35%
Shaoxing Yinxiang Linen and Cotton Textile Co. Ltd.	13.30%	18.16%
DISPLAY FASHION S.R.L	13.03%	3.70%
Shaoxing Hongda Linen and Cotton Textile Co. Ltd.	7.89%	11.38%
Harbin Zhongyi Sunshine Linen Co. Ltd.	6.86%	0%

Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

Recently Adopted Accounting Pronouncements

In September 2009, the FASB established the FASB Accounting Standards Codification (ASC) as the single source of authoritative U.S generally accepted accounting principles (GAAP) recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC superseded all previously existing non-SEC accounting and reporting standards, and any prior sources of U.S. GAAP not included in the ASC or grandfathered are not authoritative. New accounting standards issued subsequent to September 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The ASC did not change current U.S. GAAP but changes the approach by referencing authoritative literature by topic (each a “Topic”) rather than by type of standard.

Adoption of the ASC did not have a material impact on the Company’s consolidated financial statements, but references in the Company’s notes to consolidated financial statements to former FASB positions, statements, interpretations, opinions, bulletins or other pronouncements are now presented as references to the corresponding Topic in the ASC.

Effective July 1, 2009, the Company adopted FASB ASC 825-10-65 (formerly FASB Staff Position (“FSP”) No. FAS 107-1 and Accounting Principles Board 28-1, "Interim Disclosures about Fair Value of Financial Instruments"), which amends previous guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The adoption of FASB ASC 825-10-65 did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted FASB ASC 820-10-65 (formerly FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"), which provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability as well as guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-10-65 did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted FASB ASC 855-10 (formerly SFAS 165, “Subsequent Events”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Adoption of ASC 855-10 did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Updates (“ASU”) No. 2009-05 (“ASU 2009-05”), Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In September 2009, the FASB issued ASU No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 — Financial Services — Investment Companies, as of the reporting entity’s measurement date. It also requires new disclosures, by major category of investments, about the attributes includes of investments within the scope of this amendment to the ASC. The provisions of ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Early application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence, vendor objective evidence or third-party evidence is unavailable. Prospective application of this new guidance for revenue arrangements entered into or materially modified in fiscal years beginning on or after September 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this guidance on a retrospective basis. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In December 2009, the FASB issued ASU No. 2009-16 (“ASU 2009-16”), Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the Accounting Standards Codification (“ASC”), issued by the FASB in September 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17 (“ASU 2009-17”), Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in September 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In March 2010, the FASB issued authoritative guidance on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The guidance will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

Critical Accounting Policies and Estimates

1.
In the application by us of accounting policies, which are described in the notes of the unaudited financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(a)	Impairment of property, plant and equipment

Our property, plant and equipment comprise a significant portion of our total assets.  Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets including property, plant and equipment are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable.  If any such indication exists, the recoverable amount is estimated.  The recoverable amount of an asset is the greater of its net selling price and value-in-use.  In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs.  We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

(b)	Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives.
We review the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period.  The useful lives and residual values are based on our historical experience with similar assets and taking into account anticipated technological changes.  The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c)	Impairment loss for doubtful accounts

We assess impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date.  The estimates are based on the ageing of the accounts receivable and other receivables balances, customer credit-worthiness and the historical write-off experience, net of recoveries.  If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(d)	Allowance for inventories

We make allowances for inventories based on assessment of the net realizable value of inventories.  These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature.  In addition, these estimates could change significantly as a result of change in customer preference and competitor actions in response to serve industry cycles. Allowance is applied to inventories where events or changes in circumstances indicate that the net realizable value is lower than the cost of inventories.  The identification of obsolete inventories required the use of judgment and estimates on the conditions and usefulness of the inventories.

Impact of Inflation

The Company believes its operations have not been and will not be materially adversely affected by inflation or changing prices in the foreseeable future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA LINEN TEXTILE INDUSTRY, LTD.

Date: November 26, 2010	By : /s/ Gao Ren
Name: Gao Ren
Title : Chairman and Chief Executive Officer